UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2021
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE
On July 30, 2021, trivago N.V. will hold a conference call regarding its unaudited financial results for the second quarter ended June 30, 2021.

INCORPORATION BY REFERENCE
Exhibits 99.1 (Operating and Financial Review for the Second Quarter of 2021) and 99.3 (Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021) to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-255378) and Form S-8 (Registration Number 333-215164) of trivago N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.2 (Letter to Shareholders) to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.
Date: July 29, 2021	By:	/s/ Matthias Tillmann
Matthias Tillmann
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Operating and Financial Review for the Second Quarter of 2021.
99.2	Letter to Shareholders.
99.3	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021.